UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Monterey Bay Bancorp, Inc.
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                                (Name of Issuer)


                     Common Stock par value $.01 per share
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                         (Title of Class of Securities)


                                  61239H-10-7
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC-1745 (2-95)



                               Page 1 of 5 pages

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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Monterey Bay Bank
     Employee Stock Ownership Plan
     IRS ID No. 33-6134953

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)   |_|
                                                              (b)   |_|
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Federally chartered stock savings institution's employee stock benefit plan organized in California.

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                       5       SOLE VOTING POWER
          NUMBER OF                 201,250

            SHARES             ------------------------------------------------

                       6       SHARED VOTING POWER
         BENEFICIALLY               86,250

           OWNED BY            ------------------------------------------------

                       7       SOLE DISPOSITIVE POWER
             EACH                    287,500

           REPORTING           ------------------------------------------------

                       8       SHARED DISPOSITIVE POWER
             WITH

                                       -0-
                               ------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            287,500

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.9% of 3,229,679 shares of Common Stock outstanding as of December 31, 1997.

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12   TYPE OF REPORTING PERSON*
                     EP

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                      *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 2 of 5 pages

                               MONTEREY BAY BANK
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                  SCHEDULE 13G



Item 1(a)       Name of Issuer:
                Monterey Bay Bancorp, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
                36 Brennan Street
                Watsonville, California   95076

Item 2(a)       Name of Person Filing:
                Monterey Bay Bank
                Employee Stock Ownership Plan
                Trustee:   CNA Trust
                           3080 S. Bristol Street
                           Costa Mesa, California 92626

Item 2(b)       Address of Principal Business Offices or, if none, Residence:
                36 Brennan Street
                Watsonville, California 95076

Item 2(c)       Citizenship:

                Federally chartered stock savings institution's employee stock benefit plan organized in California.

Item 2(d) Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)       CUSIP Number: 61239H-10-7

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1997, the reporting person beneficially owned 287,500 shares of the issuer. This number of shares represents 8.9% of the common stock, par value $.01, of the issuer, based upon 3,229,679 shares of such common stock outstanding as of December 31, 1997. As of December 31, 1997, the reporting person has sole power to vote or to direct the vote of 201,250 shares and shares voting power over 86,250 shares. The reporting person has the sole power to dispose or direct the disposition of 287,500 shares of common stock.

                               Page 3 of 5 pages

Item 5          Ownership of Five Percent or Less of a Class.

                N/A

Item 6          Ownership of More than Five Percent on Behalf of Another Person.

                N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                N/A

Item 8          Identification and Classification of Members of the Group.

                N/A

Item 9          Notice of Dissolution of Group.
                N/A


                               Page 4 of 5 pages

Item 10         Certification.

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               February 11, 1998
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                                     (Date)


                              /s/ Marshall G. Delk
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                                  (Signature)


            President and Chief Operating Officer, Monterey Bay Bank
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                                    (Title)









                               Page 5 of 5 pages